Exhibit 8.1

List of Significant Subsidiaries and Variable Interest Entities of the Registrant

Name of the entity	Place of incorporation

Subsidiaries
Hywin Wealth Global Limited	BVI
Hywin Wealth International Limited	Hong Kong
Hywin Enterprise Management Consulting (Shanghai) Co., Ltd.	PRC

Variable Interest Entities (“VIEs”)
Hywin Wealth Management Co., Ltd.	PRC
Shanghai Hywin Network Technology Co., Ltd.	PRC
Shenzhen Panying Asset Management Co., Ltd.	PRC

VIEs’ significant subsidiaries
Hywin Fund Distribution Co., Ltd.	PRC
Shanghai Ziji Information Technology Co., Ltd.	PRC
Haiyin Wealth Management (Hong Kong) Limited	Hong Kong
Haiyin Insurance (Hong Kong) Co., Limited	Hong Kong
Hywin International Insurance Broker Limited	Hong Kong
Haiyin International Asset Management Limited	Hong Kong
Hywin Asset Management (Hong Kong) Limited	Hong Kong